

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 1 2013

Washington DC
406

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SEC FILE NUMBER
8- 22870


13012660

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2012_____ AND ENDING _____12/31/2012_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independent Financial Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

12671 High Bluff Drive, Suite 200
_____
                                    (No. and Street)

San Diego   CA   92130
_____   _____   _____
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Heising   858-436-3180
_____
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF Ceritied Public Accountants
_____
                              (Name – if individual, state last, first, middle name)

2020 Camino Del Rio North, Suite 200   San Diego   CA   92108
_____   _____   _____   _____
            (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

C9
3|13

OATH OR AFFIRMATION

I, __Scott Heising__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Independent Financial Group, LLC__ , as of __December 31__ , 20__12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

JANIS NAIMAN
Commission # 1964456
Notary Public - California
San Diego County
My Comm. Expires Aug 3, 2016

_____ Signature

_____ Managing Director/CFO
Title

_____ Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INDEPENDENT FINANCIAL GROUP, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2012

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON



INDEPENDENT FINANCIAL GROUP, LLC

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation



Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Member of
Independent Financial Group, LLC
San Diego, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Independent Financial Group, LLC (the "Company") as of December 31, 2012 and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

PKF is a member of PKF International Limited, an association of legally independent member firms.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independent Financial Group, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

San Diego, California
February 26, 2013

PKF

PKF
Certified Public Accountants
A Professional Corporation

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS
Cash and cash equivalents $ 1,085,149
Receivables from clearing organization,
    net of allowances of $3,500   612,616
Commission receivables   2,291,030
Other receivables, net of allowances of $5,500   128,016
Other assets   48,499

    Total current assets   4,165,310

Deposits with clearing organization   100,000
Property and equipment, net   247,416

    Total assets $ 4,512,726

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES
Accounts payable $ 120,377
Accrued commissions   2,805,517
Other accrued liabilities   479,982

    Total current liabilities   3,405,876

COMMITMENTS AND CONTINGENCIES (Note 7)

MEMBER'S CAPITAL   1,106,850

    Total liabilities and member's capital $ 4,512,726

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commissions and clearing	$ 51,901,602
Investment advisor fees	18,458,587
Insurance and due diligence fees	3,791,680
Interest income	352,821
Other	1,509,043
Total revenues	76,013,733
Expenses:	
Commissions and clearing	47,029,750
Investment advisor fees	16,444,967
Employee compensation and benefits	5,023,138
Outside services	2,857,643
Insurance	1,548,687
Meetings and conferences	1,068,318
Occupancy	476,473
Advertising and market development	296,881
Travel and entertainment	196,883
Licenses and registration fees	142,288
Office supplies and printing	117,526
Communication and technology	113,818
Other	100,816
Depreciation and amortization	59,727
Property taxes and tax fees	17,597
Total expenses	75,494,512
Net income	$ 519,221

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2012

	Member's Capital	Accumulated Earnings	Total Member's Capital
Balance at December 31, 2011	$ 217,145	$ 715,484	$ 932,629
Distributions	-	(345,000)	(345,000)
Net income	-	519,221	519,221
Balance at December 31, 2012	$ 217,145	$ 889,705	$ 1,106,850

The accompanying notes are an integral part of these financial statements.

INDEPENDENT FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	519,221
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization		59,727
Provision for losses on accounts receivable		9,000
Loss on disposal of property and equipment		711
Decrease (increase) in assets:		
Receivables from clearing organization		(46,803)
Commission receivables		(560,611)
Other receivables		(34,568)
Due from affiliates		1,409
Other assets		(2,721)
Deposits		23,506
Increase (decrease) in liabilities:		
Accounts payable		67,597
Accrued commissions		679,241
Other accrued liabilities		(34,753)
Net cash provided by operating activities		680,956
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures		(202,047)
Repayments received on note receivable		16,042
Net cash used in investing activities		(186,005)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(345,000)
Net cash used in financing activities		(345,000)
Net increase		149,951
Cash and cash equivalents at the beginning of the year		935,198
Cash and cash equivalents at the end of the year	$	1,085,149

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Independent Financial Group, LLC (the "Company"), was formed in Delaware on July 7, 2001. The Company is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides broker-dealer and investment advisory services to the public as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the member of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being a member of the Company. The Company will continue as a limited liability company until such time as, the managing member decides the advantages of the limited liability company structure are no more.

NOTE 2 - ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commissions revenue are recorded on a trade date basis. Investment advisory, insurance and due diligence fees are recorded during the period in which services are provided.

Concentration of Credit Risk

The Company maintains cash balances with two financial institutions. At December 31, 2012, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000; however, at times, these balances may exceed the insured limits by the FDIC. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

NOTE 2 - ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

The Company maintains accounts at a clearing organization, which are insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment; however, at times, these balances may exceed the insured limits by SIPC. Management performs periodic evaluations of the relative credit standing of the clearing organization. The Company has not sustained any credit losses from this clearing organization.

At December 31, 2012, the Company had three products that comprised approximately 81% of commission receivables. For the year ended December 31, 2012, the Company had four products that comprised approximately 89% of commission and clearing revenues.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, receivables from clearing organization, commission receivables, other receivables, other assets, accounts payable, accrued commissions, and other accrued liabilities approximate fair value because of the short-term nature of those instruments.

Income Taxes

Upon its formation, the Company elected to be taxed as a partnership for income tax purposes. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's financial statements. Although the Company is not subject to income taxes, it is liable for various state fees. The Company has recorded approximately $15,000 within property taxes and tax fees in the accompanying statement of operations, which represents the California LLC fee paid by the Company in 2012.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

NOTE 2 - ACCOUNTING POLICIES (continued)

Income Taxes (continued)

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2012, the Company does not have a liability for unrecognized tax uncertainties. The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2012, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to December 31, 2008.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed. Property and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed when incurred.

Commission Receivables and Receivables from Clearing Organization, Net

Commission receivables and receivables from clearing organization primarily consist of commission and transaction related receivables, net of an allowance for doubtful accounts. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

Other Receivables, Net

Other receivables primarily consist of funds due from independent representatives, net of an allowance for doubtful accounts. The Company monitors losses on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

Advertising and Market Development Cost

Advertising and market development costs are expensed as incurred. Advertising and market development expense for the year ended December 31, 2012 was $296,881.

INDEPENDENT FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following at December 31, 2012:

Furniture and fixtures	$	229,776
Equipment		67,568
Computers and software		196,822
		494,166
Less: Accumulated depreciation and amortization		(246,750)
Total furniture and equipment, net	$	247,416

For the year ended December 31, 2012, depreciation and amortization expense was $59,727.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $50,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2012, the Company had net capital of $507,889, which was $280,830 in excess of the required minimum net capital of $227,059. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 6.71 to 1.

NOTE 5 - NOTE RECEIVABLE

During 2010, the Company loaned $35,000 to one of its registered representatives, which bore interest at 5.09% per annum and was due April 2012. This note was paid off in full at maturity.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with its parent company, Independent Financial Group, Inc., a California corporation. The employees of the Company are reported as employees of the parent company for payroll purposes and 100% of their time and expense is reimbursed to the parent company by the Company under an expense sharing agreement. For the year ended December 31, 2012, the Company paid $4,650,226 to the parent company for employee compensation and benefits, which was included within total compensation expense of $5,023,138. As of December 31, 2012, there were no amounts owed to or due from the parent company.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Company leases office space under an operating lease that expired on June 30, 2012. In 2012, the Company entered into a sublease agreement with its parent company under an expense sharing agreement with rent of approximately $35,000 per month and expiring on June 30, 2017. For the year ended December 31, 2012, rent expense totaled $476,473.

Future minimum lease commitments under this operating lease are as follows:

Year ending December 31,		
2013	$	420,000
2014		420,000
2015		420,000
2016		420,000
2017		210,000
	$	1,890,000

Litigation

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. The Company's management assessed and determined that the Company has sufficient insurance coverage for the legal matters for the year ended December 31, 2012. In the opinion of the Company's management, based on current available information, review with outside legal counsel and insurance coverage, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 26, 2013.

SUPPLEMENTARY INFORMATION

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Member's capital	$	1,106,850
Less non-allowable assets:		
Commission receivables		(175,030)
Other receivables		(128,016)
Other assets		(48,499)
Property and equipment		(247,416)
Non-allowable assets		(598,961)
Less: Other deductions and/or charges		-
Net capital	$	507,889
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accounts payable	$	120,377
Accrued commissions		2,805,517
Other accrued liabilities		479,982
Total aggregate indebtedness	$	3,405,876

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$	227,059
Net capital in excess of amount required	$	280,830
Net capital less greater of 10% of aggregated indebtedness or 120% of $50,000	$	167,301
Ratio of aggregate indebtedness to net capital		6.71 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17a-5 as of December 31, 2012.

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2012

A computation of reserve requirement is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

INDEPENDENT FINANCIAL GROUP, LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2012

Information relating to possession or control requirements is not applicable to Independent Financial Group, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation



Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Independent Financial Group, LLC
San Diego, California

In planning and performing our audit of the financial statements of Independent Financial Group, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

PKF is a member of PKF International Limited, an association of legally independent member firms.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member and management of Independent Financial Group, LLC, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Diego, California
February 26, 2013

PKF
PKF
Certified Public Accountants
A Professional Corporation

PKF
Certified Public Accountants
A Professional Corporation



Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON
THE COMPANY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY
RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

SEC
Mail Processing
Section

To the Member of
Independent Financial Group, LLC
San Diego, California

MAR 0 1 2013

Washington DC
405

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Independent Financial Group, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by tracing listed assessment payments to amounts clearing on original bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reviewing the Company's accounting records and internal financial information, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Company's accounting records and internal financial information supporting the adjustments noting no differences.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

PKF is a member of PKF International Limited, an association of legally independent member firms.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

San Diego, California
February 26, 2013

PKF
PKF
Certified Public Accountants
A Professional Corporation

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
022870    FINRA    DEC
INDEPENDENT FINANCIAL GROUP LLC        19*19
12671 HIGH BLUFF DR STE 200
SAN DIEGO CA 92130-3018
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Heising 858-436-3???

2. A. General Assessment (item 2e from page 2) $ 100,618

   B. Less payment made with SIPC-6 filed (exclude interest)   (44,534)

      8-3-2012
      Date Paid

   C. Less prior overpayment applied   (-)

   D. Assessment balance due or (overpayment)   56,084

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   -

   F. Total assessment balance and interest due (or overpayment carried forward) $ 56,084

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 56,084

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INDEPENDENT FINANCIAL Group, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

MANAGING Director / CFO
(Title)

Dated the 28TH day of JANUARY, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
    Postmarked _____   Received _____   Reviewed _____

    Documentation _____   Forward Copy _____

Calculations _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

$ 76,013,733

Item No.
1. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

2. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.
_

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.
32,024,673

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.
629,322

(4) Reimbursements for postage in connection with proxy solicitation.
—

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):
2,971,442

E&O/FIDELITY/LEGAL/TECH FEE/REIMB FROM REPS
(Deductions in excess of $100,000 require documentation)
CONFERENCE REIMB, EXCESS FINRA/SIPC FEES COLLECTED FROM REPS

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 141,123

Enter the greater of line (i) or (ii)
141,128

Total deductions
35,766,565

2d. SIPC Net Operating Revenues
$ 40,247,168

2e. General Assessment @ .0025
$ 100,618

(to page 1, line 2.A.)

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